SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL and justification of MERGER OF LONDRINA bebidas lTDA. with and into ambev S.A.

between THE quotaholder OF

LONDRINA bebidas LTDA.

AND THE MANAGEMENT OF

ambev S.A.

________________________________

DATED AUGUST 27, 2014

________________________________

The sole quotaholder of LONDRINA BEBIDAS LTDA., a limited liability company with headquarters in the city of Piraí, State of Rio de Janeiro, at Rodovia Presidente Dutra, BR 116, km 237, Condomínio Industrial de Piraí, enrolled with the Registry of Commerce under NIRE 3320727815-3 and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 02.125.403/0001-92 (“Londrina Bebidas”); and

The management of AMBEV S.A., a company with headquarters in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.368.941, and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.526.557/0001-00 (“Ambev” and, together with Londrina Bebidas, the “Companies”);

due to the reasons and for the purposes detailed hereinafter and according to the material fact notice first disclosed by Companhia de Bebidas das Américas – Ambev (succeeded by Ambev), on December 7, 2012 (“Material Fact Notice”), the Parties agree to enter into this Protocol and Justification of Merger of Londrina Bebidas with and into Ambev, which shall be submitted for the approval of the quotaholder of Londrina Bebidas and of the shareholders of Ambev, in the respective Quotaholder’s Resolution and Ambev’s Extraordinary General Shareholders’ Meeting, pursuant to the terms and conditions set forth below (the “Protocol and Justification”):

1. The merger of Londrina Bebidas with and into Ambev is part of a corporate reorganization disclosed in the Material Fact Notice, aiming at further simplifying the corporate structure of the group and reducing the administrative costs, which, as a consequence, is expected to result in benefits to the Ambev shareholders (“Merger”).

2. The Merger will be carried out so that Ambev receives - at their respective book values - all assets, rights and obligations of Londrina Bebidas (including the properties appointed in the Valuation Report, defined below), which will be succeeded by Ambev pursuant to applicable law, based on Londrina Bebidas’ balance sheet as of July 31, 2014 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of the Merger will be borne by Ambev.

3. The management of Ambev retained APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Londrina Bebidas’ net equity to be transferred to Ambev due to the Merger, and the Specialized Firm prepared the valuation report attached herein as Exhibit 1 (the “Valuation Report”). The retention of the Specialized Firm will be confirmed by the Shareholders’ Meeting of Ambev resolving on this Protocol and Justification, as provided in section 227, item 1 of Law No. 6,404/76.

3.1. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with the quotaholder of Londrina Bebidas or shareholders of Ambev or with regards to the Merger; and (ii) neither the quotaholder, shareholders nor the managers of Londrina Bebidas or Ambev directed, limited, prevented or performed any acts that compromised or may have compromised the Specialized Firm’s access to, or use or knowledge of information, assets, documents or work methodology relevant to the accuracy of such firm’s conclusions.

4. Merger will not result in an increase or decrease to the net equity or capital stock of Ambev because the net equity of Londrina Bebidas, given its status as a wholly-owned subsidiary of Ambev, is already fully reflected in the net equity of Ambev, due to Ambev’s observance of the equity accounting method of accounting, which causes Ambev to fully consolidate the results of operation and financial position of Londrina Bebidas.

5.  Also, because Londrina Bebidas is a wholly-owned subsidiary of Ambev, there are no shareholders, minority or otherwise, in Londrina Bebidas, other than Ambev. Therefore, with the liquidation of Londrina Bebidas as a result of the Merger, the quotas of Londrina Bebidas will be extinguished, pursuant to item 1 of section 226 of Law No. 6,404/76 and Ambev will not issue any new shares in replacement thereof.

6. Therefore, exchange ratios and withdrawal rights are inapplicable to the Merger.

7. Due to the characteristics of this Merger Ambev has consulted the Brazilian Securities and Exchange Commission (“CVM”), requesting the waiver to comply with the applicable legal formalities set forth in sections 2 and 12 of Ruling No. 319/99 and with the preparation of the net equity valuation report required under section 264 of Law No. 6,404/76 (“Consultation”). CVM’s answer to the Consultation is still pending.

8. The managers shall perform all other acts necessary for the consummation of the Merger, including the termination of all registrations of Londrina Bebidas with the competent federal, state and municipal bodies, as well as the safekeeping of the accounting books of Londrina Bebidas for the duration of the applicable legal term. The costs and expenses in connection with the consummation of the Merger shall be borne by Ambev.

9. The consummation of the Merger will depend on the following corporate acts: (i) Quotaholder’s Resolution of Londrina Bebidas in order to approve the Protocol and Justification and the Merger; and (ii) Extraordinary General Shareholders’ Meeting of Ambev in order to (a) approve the Protocol and Justification; (b) confirm the appointment of the Specialized Firm; and (c) approve the Valuation Report and the implementation of the Merger.

10. All documents referred herein will be available to the Companies’ shareholders according to the applicable law at the headquarters of the Companies, on the Investor Relations website of Ambev (http://ri.ambev.com.br), as well as on the websites of the CVM, the São Paulo Stock, Commodities and Futures Exchange (“BM&FBOVESPA”) and the SEC.

11. This Protocol and Justification shall not be amended unless the amendment is made in writing and shall be governed by the Laws of the Federative Republic of Brazil and the Parties elect the Central Court of the City of São Paulo, to the exclusion of all other fora, however privileged they may be, to decide any issues related to this Protocol and Justification.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification in four (4) counterparts of identical content and form in the presence of two witnesses identified below.

São Paulo, August 27, 2014.

[signature pages follow]

[signature page of the Protocol and Justification of Merger of Londrina Ltda. with and into Ambev S.A.]

Quotaholder of Londrina Bebidas Ltda.

AMBEV S.A.

/s/ Nelson José Jamel	/s/ Pedro de Abreu Mariani
Chief Financial and Investor Relations Officer	Chief Legal and Corporate Affairs Officer

Management of Ambev S.A.:

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
Director	Director
/s/ Marcel Herrmann Telles	/s/ José Heitor Attilio Gracioso
Director	Director
/s/ Luis Felipe Pedreira Dutra Leite	/s/ Vicente Falconi Campos
Director	Director
/s/ Roberto Moses Thompson Motta	/s/ Álvaro Antônio Cardoso de Souza
Director	Director
/s/ Paulo Alberto Lemann	/s/ Marcos de Barros Lisboa
Director	Director

/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
Director

[continuation of signature page of the Protocol and Justification of Merger of Londrina Bebidas Ltda. with and into Ambev S.A.]

/s/ João Mauricio Giffoni de Castro Neves	/s/ Nelson José Jamel
Chief Executive Officer	Chief Financial and Investor Relations Officer
/s/ Pedro de Abreu Mariani	/s/ Alexandre Médicis da Silveira
Chief Legal and Corporate Affairs Officer	Sales Executive Officer
/s/ Marcel Martins Régis	/s/ Flávio Barros Torres
Soft Drinks Executive Officer	Industrial Executive Officer

/s/ Sandro de Oliveira Bassili	/s/ Vinícius Guimarães Barbosa
People and Management Executive Officer	Logistics Executive Officer
/s/ Pedro Henrique de Sá Earp	/s/ Ricardo Rittes de Oliveira Silva
Marketing Executive Officer	Shared Services and Information Technology Executive Officer

Witnesses:
1. _________________________________ Name: RG: CPF/MF:	2. _______________________________ Name: RG: CPF/MF:

Exhibit 1

Valuation Report

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer